Mail Stop 4561

April 17, 2009

Mr. Vincent C. Klinges
Chief Financial Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

> **Re:** **American Software, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the Quarterly Period Ended October 31, 2008**
> **Filed December 10, 2008**
> **File No. 000-12456**

Dear Mr. Klinges:

        We have reviewed your response letter dated March 18, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 4, 2009.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

Services and other revenue, page 63

1.   We note your response to our prior comment number 4 that the increase in service revenue is a result of the increase in the volume of customer implementations as a

result of the increase in the number of license fee sales, but there has not been an increase in the proportion of customers purchasing implementation services along with the license fee. Please clarify and expand upon your response to us and in future filings in consideration that your license revenues decreased in the fiscal year ended April 30, 2008 compared to the prior fiscal year.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(l) Goodwill and Other Intangibles, page 85

2.   We have reviewed your response to our prior comment number 6. Tell us how often you use the comparable transaction methodology and indicate how a comparable transaction is identified. That is, tell us how you have identified a sufficient number of comparable transactions as of each impairment testing date. Indicate how much weight is assigned to this method. Also, expand your footnote disclosures in future filings to include the information provided in your response.

Item 11. Executive Compensation, page 108

Incorporated by Reference from Definitive Proxy Statement Filed on July 28, 2008

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Philosophy

Stock Option Plans, page 8

3.   We note your response to our prior comment number 7, which asked you to provide a significantly more detailed qualitative and quantitative discussion linking what your compensation committee considered in determining to grant stock options to the actual number of stock options granted to each named executive officer. Your response states that the compensation committee did not undertake a quantitative analysis in determining the levels of stock option grants to executive officers, but developed its decisions on stock option grants based on a qualitative analysis of (i) recommendations of your Chief Executive Officer, (ii) your current and past year's financial results, (iii) the perceived value of each named executive officer to your overall success and (iv) the current and past years' compensation packages for each named executive officer. Please provide a

more detailed explanation of the compensation committee's qualitative analysis of each of these factors, and how this consideration resulted in the number of stock options awarded to each named executive officer.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: via Facsimile (404) 238-9708
        Henry B. Levi, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.